Exhibit 99.1

  NEWS RELEASE

Endeavour Silver Sets New Production Records in 4th Quarter, 2010,
Silver Production Up 15% to 895,931 oz, Gold Output Up 6% to 4,871 oz

Endeavour Delivers Sixth Consecutive Year of Production Growth in 2010,
Silver Production Up 26% to 3,285,634 oz, Gold Output Up 33% to 17,713 oz

Vancouver, Canada – January 6, 2011 - Endeavour Silver Corp. (TSX:EDR) (NYSE Amex:EXK)(DBFrankfurt:EJD) announces that the Company set a new record for quarterly silver production in Q4, 2010, up 15% to 895,931 oz silver compared to Q4, 2009.  Gold output also jumped to a new high in Q4, 2010, up 6% to 4,871 oz gold compared to Q4, 2009.

As a result, Endeavour delivered its sixth consecutive year of silver production growth, up 26% year-on-year to 3.3 million oz silver in 2010.  In addition, gold output rose even more sharply, up 33% to 17,713 oz gold in 2010 compared to 2009.  Using the recent silver: gold ratio of 50:1 (base metals not included as equivalents), Endeavour produced 4.2 million oz silver equivalents in 2010, up 24% compared to 2009.

Endeavour easily beat its production forecast of 3.1 million oz silver and 15,000 oz gold for 2010.  These new records for silver and gold production can largely be attributed to the successful completion of the 2010 expansion programs at the Company’s two operating silver mines in Mexico, the Guanacevi Mine in Durango State and the Guanajuato Mine in Guanajuato State.

Bradford Cooke, Chairman and CEO, commented, “Our mine operations teams are to be congratulated for doing a great job in 2010.  Not only are the two mines operating more smoothly than ever, Guanacevi also reported its best ever safety record, with no lost time accidents in 2010.  Due primarily to the successful completion of our mine and plant expansion to 1000 tonnes per day at Guanacevi last year, Endeavour was able to deliver its 6th consecutive year of production growth in 2010.”

“We also succeeded in accelerating our mine development at Guanajuato thanks to our discovery of a number of new high grade veins, so that management is now able to consider a major plant expansion at Guanajuato for 2011.  We therefore expect to achieve our 7th consecutive year of organic production growth this year.  Substantial organic growth potential still remains to be realized at the two mines in order to reach their consolidated production capacity.”

Endeavour plans to release its 2010 unaudited financial guidance and 2011 production forecast in mid-January; an overview of its 2010 exploration results later this month; followed by our annual update of NI 43-101 reserves and resources in late February-early March; and the 2010 audited financial results and outlook in late March, 2011.

Endeavour Silver Corp. is a mid-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted six consecutive years of growing silver production, reserves and resources. The organic expansion programs now underway at Endeavour’s two operating silver mines in Mexico combined with its strategic acquisition and exploration programs should help Endeavour achieve its goal to become the next premier mid-tier silver mining company.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford Cooke"

BRADFORD COOKE
Chairman and Chief Executive Officer

For more information, please contact Hugh Clarke at Toll free:  877-685-9775, tel:  (604) 685-9775, fax:  (604) 685-9744, email hugh@edrsilver.com or visit our website, www.edrsilver.com.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding Endeavour’s anticipated performance in 2010, including silver and gold production, timing and expenditures to develop new silver mines and mineralized zones, silver and gold grades and recoveries, cash costs per ounce, capital expenditures and sustaining capital and the use of proceeds from the Company’s recent financing. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others: fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and U.S. dollar); changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, diminishing quantities or grades of mineral reserves as properties are mined; the ability to successfully integrate acquisitions; risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.